Exhibit 99.1

SDRL - Seadrill Announces Global Settlement in Chapter 11 Cases

Hamilton, Bermuda, February 26, 2018 - On February 26, 2018, Seadrill Limited (“Seadrill” or the “Company”) succeeded in reaching a global settlement with an ad hoc group of bondholders, the official committee of unsecured creditors, and other major creditors in its chapter 11 cases. As a result of the settlement, approximately 70% of the Company’s bondholders by principal amount have now signed an agreement to support the Company’s restructuring. Approximately 99% of the Company’s bank lenders by principal amount had previously signed and remain party to the agreement.

Commenting today, Anton Dibowitz, CEO and President of Seadrill Management Ltd., said:

“The settlement is a pivotal moment in our efforts to implement a broadly-consensual comprehensive restructuring plan. We now have virtually all of our bank lenders, a supermajority of our bonds, the official creditors’ committee, newbuild contract counterparties, and our largest shareholder supporting our restructuring. We look forward to the successful implementation of the transaction in the near future.”

The settlement adds additional bondholders as commitment parties to the Company’s approximately $1 billion new capital raise and also significantly increases proposed distributions to general unsecured creditors under the plan. The settlement also includes an agreement regarding the amount and treatment of the claims of Samsung Heavy Industries Co., Ltd. and Daewoo Shipbuilding & Marine Engineering Co., Ltd., two shipyards that are party to newbuild contracts with the Company.

To effectuate the settlement, the Company executed amendments to its restructuring support agreement and investment agreement, which are included in a Form 6K to be filed with the Securities and Exchange Commission on February 26, 2018. After executing the amendments, the Company filed a revised plan of reorganization and disclosure statement with the court overseeing its chapter 11 cases in the Southern District of Texas, which are available at https://cases.primeclerk.com/seadrill/.

This press release is not intended to be, and should not in any way be construed as, a solicitation of votes of bondholders or other investors regarding the chapter 11 plan.

CONTACT:

Prime Clerk

US Toll Free: 844-858-8891

Brazil Toll Free: 0-800-591-8054

Mexico Toll Free: 01-800-681-5354

Nigeria Toll Free: 070-80601847

Norway Toll Free: 800-25-030

Saudi Arabia Toll Free: 800-850-0029

Singapore Toll Free: 800-492-2272

Thailand Toll Free: 1-800-011-156

UAE Toll Free: 8000-3570-4559

UK Toll Free: 0-800-069-8580

Email: seadrillinfo@primeclerk.com

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business, the markets in which it operates and its restructuring efforts. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F (File No. 001-34667). The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

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